SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For August 13, 2008
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1): ___
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7): ___
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1)	ING Condensed Consolidated Interim Accounts for the Six Month Period ended June 30, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: August 13, 2008

4. Introduction
This section includes the ING Group Condensed consolidated interim accounts, prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (IAS 34) and including the review report of Ernst & Young Accountants LLP. These condensed consolidated interim accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS-EU’). Other sections of this Group Statistical Supplement are presented on an underlying basis, i.e. excluding gains/losses on divestments, profit from divested units and certain special items. A reconciliation between Underlying net profit and Net profit (attributable to shareholders of parent) in accordance with IFRS-EU is provided in Section 1.1 ‘ING Group: Income Statement’ of this Group Statistical Supplement.

4.1 Condensed consolidated balance sheet* of ING Group as at

	30 June	31 December
(in € mln)	2008	2007
Assets
Cash and balances with central banks	13,162	12,406
Amounts due from banks	69,834	48,875
Financial assets at fair value through profit and loss	341,638	327,130
Investments	271,699	292,650
Loans and advances to customers	592,642	552,964
Reinsurance contracts	5,684	5,874
Property and equipment	6,318	6,237
Other assets	68,969	66,374

Total assets	1,369,946	1,312,510

Equity
Shareholders’ equity (parent)	28,060	37,208
Minority interests	1,905	2,323

Total equity	29,965	39,531

Liabilities
Preference shares	2	21
Subordinated loans	9,635	7,325
Debt securities in issue/other borrowed funds	120,122	94,053
Insurance and investment contracts	253,587	265,712
Amounts due to banks	161,299	166,972
Customer deposits and other funds on deposit	535,881	525,216
Financial liabilities at fair value through profit and loss	217,858	169,821
Other liabilities	41,597	43,859

Total liabilities	1,339,981	1,272,979

Total equity and liabilities	1,369,946	1,312,510

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

4.2 Condensed consolidated profit and loss account* of ING Group for

	3 month period		6 month period
	1 April to 30 June		1 January to 30 June
(in € mln)	2008	2007	2008	2007
Interest income banking operations	22,591	18,028	46,472	35,463
Interest expense banking operations	-19,929	-15,724	-41,271	-31,017

Interest result banking operations	2,662	2,304	5,201	4,446
Gross premium income	11,155	11,573	23,729	23,207
Investment Income	2,202	3,559	4,813	6,456
Commission income	1,243	1,219	2,480	2,428
Other income	168	505	1,205	1,139

Total income	17,430	19,160	37,428	37,676

Underwriting expenditure	10,964	11,843	24,644	23,894
Addition to loan loss provision	234	25	331	25
Intangible amortisation and other impairments	23	-13	60	-22
Staff expenses	2,179	2,079	4,368	4,179
Other interest expenses	218	298	483	559
Other operating expenses	1,602	1,880	3,285	3,533

Total expenses	15,220	16,112	33,171	32,168

Profit before tax	2,210	3,048	4,257	5,508

Taxation	313	412	796	914

Net profit (before minority interests)	1,897	2,636	3,461	4,594

Attributable to:
Shareholders of the parent	1,920	2,559	3,460	4,452
Minority interests	-23	76	1	142

	1,897	2,635	3,461	4,594

	30 June	30 June	30 June	30 June
(in Euro)	2008	2007	2008	2007
Earnings per ordinary share (attributable to shareholders of the parent)	0.94	1.18	1.68	2.06
Diluted earnings per ordinary share	0.94	1.17	1.68	2.04

*	Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

4.3 Condensed consolidated statement of cash flows* of ING Group for the six month period ended

	30 June	30 June
(in € mln)	2008	2007
Net cash flow from operating activities	-11,034	129

Investments and advances:
Group companies	-452	-276
Associates	-584	-452
Available-for-sale investments	-129,777	-144,543
Held-to-maturity investments	-314	—
Real estate investments	-339	-298
Property and equipment	-257	-456
Assets subject to operating leases	-723	-746
Investments for risk of policyholders	-47,631	-25,453
Other investments	-389	-112

Disposals and redemptions:
Group companies	443	70
Associates	380	360
Available-for-sale investments	129,497	142,755
Held-to-maturity investments	1,027	322
Real estate investments	149	138
Property and equipment	95	102
Assets subject to operating leases	200	200
Investments for risk of policyholders	43,892	23,444
Other investments	4	9

Net cash flow from investing activities	-4,779	-4,936

Proceeds from issuance of subordinated loans	2,711	719
Proceeds from borrowed funds and debt securities	195,292	165,555
Repayments of borrowed funds and debt securities	-166,329	-162,078
Issuance of ordinary shares	448	350
Payments to acquire treasury shares	-2,242	-990
Sales of treasury shares	74	291
Dividends paid	-1,782	-1,600

Net cash flow from financing activities	28,172	2,247

Net cash flow	12,359	-2,560

Cash and cash equivalents at beginning of period	-16,811	-1,795
Effect of exchange rate changes on cash and cash equivalents	99	140

Cash and cash equivalents at end of period	-4,353	-4,215

Cash and cash equivalents comprises the following items
Treasury bills and other eligible bills	6,088	6,898
Amounts due from/to banks	-23,603	-23,831
Cash and balances with central banks	13,162	12,718

Cash and cash equivalents at end of period	-4,353	-4,215

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

4.4 Condensed consolidated statement of changes in equity* of ING Group for the six month period ended

			30 June			30 June
			2008			2007
	Total			Total
	shareholders’	Minority		shareholders’	Minority
(in € mln)	equity (parent)	interests	Total	equity (parent)	interests	Total
Balance at beginning of period	37,208	2,323	39,531	38,266	2,949	41,215

Unrealised revaluations after taxation	-8,155	-27	-8,182	-1,885	-34	-1,919
Realised gains/losses transferred to profit and loss	-448	—	-448	-1,226	—	-1,226
Change in cash flow hedge reserve	-49	—	-49	-1,033	—	-1,033
Transfer to insurance liabilities/DAC	1,046	2	1,048	1,259	4	1,263
Employee stock options and share plans	52	—	52	45	—	45
Exchange rate differences	-1,625	-78	-1,703	69	1	70

Total amount recognised directly in equity	-9,179	-103	-9,282	-2,771	-29	-2,800

Net profit	3,460	1	3,461	4,452	142	4,594
Change in composition of the group	—	-281	-281	—	-952	-952
Dividend	-1,716	-35	-1,751	-1,585	—	-1,585
Cancellation of shares (share buy back)	-4,455	—	-4,455	—	—	—
Purchase/sale of treasury shares	2,294	—	2,294	-546	—	-546
Exercise of warrants and options	448	—	448	350	—	350

Balance at end of period	28,060	1,905	29,965	38,166	2,110	40,276

* Unaudited
The accompanying notes referenced from 4.5.1 to 4.5.9 are an integral part of these condensed consolidated interim accounts

4.5 Notes to the condensed consolidated interim accounts*
INTERIM
4.5.1 Basis of preparation
These condensed consolidated interim accounts have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The accounting principles used to prepare these condensed consolidated interim accounts comply with International Financial Reporting Standards as adopted by the European Union and are consistent with those set out in the notes to the 2007 Consolidated Annual Accounts of ING Group.
IFRIC 12 Service concession arrangements and IFRIC 14 The limit of a defined benefit asset, minimum funding requirements and their interaction became effective as of 1 January 2008. Neither of these interpretations had a material effect on equity or profit for the period. No other new standards became effective in the first half of 2008 and recently issued standards that become effective after 30 June 2008 are not expected to have a material effect on equity or profit for the period. ING Group has not early adopted any new International Financial Reporting Standards or Interpretation in the first half of 2008.
International Financial Reporting Standards as adopted by the EU provide several options in accounting principles. ING Group’s accounting principles under International Financial Reporting Standards as adopted by the EU and its decision on the options available are set out in the section “Principles of valuation and determination of results” in the 2007 Annual Accounts.
These condensed consolidated interim accounts should be read in conjunction with ING Group’s 2007 Annual Accounts.
Certain amounts recorded in the condensed consolidated interim accounts reflect estimates and assumptions made by management. Actual results may differ from the estimates made. Interim results are not necessarily indicative of full-year results.
The presentation of, and certain terms used in, these condensed consolidated interim accounts have been changed from the 2007 Consolidated annual accounts of ING Group to provide more relevant information. Certain comparative amounts have been reclassified to conform with the current period presentation. None of the changes are significant in nature.

* Unaudited	page 6

INTERIM
4.5.2 Loans and advances to customers by insurance and banking operations

	30 June	31 December
(in € mln)	2008	2007
Insurance operations	29,338	27,576
Banking operations	572,065	528,540

	601,403	556,116
Eliminations	-8,761	-3,152

	592,642	552,964

INTERIM
4.5.3 Loans and advances to customers by type — banking operations

	30 June	31 December
(in € mln)	2008	2007
Loans to or guaranteed by public authorities	23,826	23,639
Loans secured by mortgages	287,767	273,928
Loans guaranteed by credit institutions	7,385	2,542
Other personal lending	27,742	24,759
Other corporate loans	227,341	205,660

	574,061	530,528
Provision for loan losses	-1,996	-1,988

	572,065	528,540

INTERIM
4.5.3 Continued — Changes in loan loss provision

	Insurance		Banking		Total
	30 June	31 December	30 June	31 December	30 June	31 December
(in € mln)	2008	2007	2008	2007	2008	2007
Opening balance	30	37	2,001	2,642	2,031	2,679
Changes in the composition of the group	—	-3	—	98	—	95
Write-offs	-1	-11	-393	-952	-394	-963
Recoveries	1	1	49	59	50	60
Increase in loan loss provision	9	8	331	125	340	133
Exchange differences	-1	-1	-15	-19	-16	-20
Other changes	—	-1	24	48	24	47

Closing balance	38	30	1,997	2,001	2,035	2,031

The closing balance is included in
- amounts due from banks	—	—	1	13	1	13
- loans and advances to customers	38	30	1,996	1,988	2,034	2,018

	38	30	1,997	2,001	2,035	2,031

Changes in loan loss provisions relating to insurance operations are presented under Investment income. Changes in the loan loss provision relating to banking operations are presented on the face of the profit and loss account.
INTERIM
4.5.4 Investment income

3 month period	Insurance		Banking		Total
	1 April to 30 June		1 April to 30 June		1 April to 30 June
(in € mln)	2008	2007	2008	2007	2008	2007

Income from real estate investments	21	17	51	57	72	74
Dividend income	294	318	9	14	303	332
Income from investments in debt securities	1,394	1,683	—	—	1,394	1,683
Income from loans	408	508	—	—	408	508
Realised gains/losses on disposal of debt securities	-81	-75	-10	59	-91	-16
Impairments of available-for-sale debt securities	-60	—	-6	—	-66	—
Realised gains/losses on disposal of equity securities	675	845	54	93	729	938
Impairments of available-for-sale equity securities	-251	-2	-97	-8	-348	-10
Change in fair value of real estate investments	-11	24	-188	26	-199	50

	2,389	3,318	-187	241	2,202	3,559

6 month period	Insurance		Banking		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
(in € min)	2008	2007	2008	2007	2008	2007

Income from real estate investments	34	37	103	123	137	160
Dividend income	455	420	53	54	508	474
Income from investments in debt securities	3,165	3,233	—	—	3,165	3,233
Income from loans	861	1,153	—	—	861	1,153
Realised gains/losses on disposal of debt securities	26	-65	16	133	42	68
Impairments of available-for-sale debt securities	-112	1	-31	—	-143	1
Realised gains/losses on disposal of equity securities	775	1,090	83	210	858	1,300
Impairments of available-for-sale equity securities	-288	-10	-105	-11	-393	-21
Change in fair value of real estate investments	-1	36	-221	52	-222	88

	4,915	5,895	-102	561	4,813	6,456

INTERIM
4.5.5 Other income

3 month period	Insurance		Banking		Total
	1 April to 30 June		1 April to 30 June		1 April to 30 June
(in € mln)	2008	2007	2008	2007	2008	2007
Net gains/losses on disposal of group companies	2	-1	2	22	4	21
Valuation results on non-trading derivatives	-394	-230	179	-69	-215	-299
Net trading income	-30	144	249	150	219	294
Profit from associates	29	131	-8	71	21	202
Other income	29	68	110	219	139	287

	-364	112	532	393	168	505

Profit from associates includes:
Share of results from associates	29	131	-5	71	24	202
Impairments	—	—	-3	—	-3	—

	29	131	-8	71	21	202

6 month period	Insurance		Banking		Total
	1 January to 30 June		1 January to 30 June		1 January to 30 June
(in € mln)	2008	2007	2008	2007	2008	2007
Net gains/losses on disposal of group companies	48	-1	6	24	54	23
Valuation results on non-trading derivatives	132	-437	270	-91	402	-528
Net trading income	-239	226	477	499	238	725
Profit from associates	65	301	-23	135	42	436
Other income	110	146	359	337	469	483

	116	235	1,089	904	1,205	1,139

Profit from associates includes:
Share of results from associates	65	301	-2	135	63	436
Impairments	—	—	-21	—	-21	—

	65	301	-23	135	42	436

INTERIM
4.5.6 Segment Reporting

3 month period	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group
1 April to 30 June 2008

Total income	3,531	6,942	2,975	1,178	1,939	650	826	-611	17,430

Underlying profit before tax	397	374	125	365	558	179	248	—	2,246
Divestments	—	—	—	—	—	—	2	—	2
Special items (1)	—	—	—	—	-38	—	—	—	-38
Profit before income tax	397	374	125	365	520	179	250	—	2,210

1 April to 30 June 2007 (2)

Total income	4,207	7,178	3,534	1,268	1,858	571	587	-42	19,161

Underlying profit before tax	679	593	153	604	619	171	466	—	3,285
Divestments	15	—	—	—	—	—	—	—	15
Special items	—	—	—	—	-252	—	—	—	-252
Profit before income tax	694	593	153	604	367	171	466	—	3,048

6 month period	Insurance	Insurance	Insurance	Wholesale	Retail	ING			Total
(in € mln)	Europe	Americas	Asia/Pacific	Banking	Banking	Direct	Other	Eliminations	Group
1 January to 30 June 2008

Total income	7,938	14,436	7,303	2,486	3,884	1,259	1,333	-1,212	37,427

Underlying profit before tax	736	691	307	935	1,196	333	174	—	4,372
Divestments	—	62	—	—	—	—	-15	—	47
Special items	—	—	—	—	-164	—	—	—	-164
Profit before income tax	736	753	307	935	1,032	333	159	—	4,255

1 January to 30 June 2007 (2)

Total income	9,047	14,051	6,637	2,597	3,736	1,131	587	-110	37,676

Underlying profit before tax	1,120	1,126	312	1,269	1,229	336	327	—	5,719
Divestments	42	—	—	—	—	—	—	—	42
Special items	—	—	—	—	-252	—	—	—	-252
Profit before income tax	1,162	1,126	312	1,269	977	336	327	—	5,509

(1)	Comprises expenses related to Retail Netherlands Strategy (Combining ING Bank and Postbank) of EUR 38 million.

(2)	In the first quarter 2008 mid corporate clients in the home markets Netherlands, Belgium, Poland and Romania have been transferred retroactively from Wholesale Banking to Retail Banking. The 2007 figures have been adjusted accordingly.

INTERIM
4.5.7 Acquisitions and Disposals
Oyak Emeklilik
On 17 June 2008, ING reached an agreement with Oyak Group to acquire the voluntary pension fund Oyak Emeklilik. Under the terms of the agreement, ING will acquire 100 percent for a total consideration of EUR 110 million. The transaction is subject to regulatory approval and is expected to be closed and booked in the second half of 2008.
NRG
On 28 December 2007, ING reached an agreement with Berkshire Hathaway Group to sell its reinsurance unit NRG N.V. for EUR 272 million. The sale is part of ING’s strategy to focus on its core activities: banking, life insurance, investments and retirement services. The sale resulted in net capital losses for ING of EUR 144 million, of which EUR 129 million were booked in 4Q 2007, EUR 17 million in 1Q2008 and a profit of EUR 2 million in 2Q2008. The 2008 results are predominantly caused by currency exchange rate changes.
CitiStreet
On 2 May 2008, ING Group announced that it had reached an agreement with Citigroup, Inc. and State Street Corporation to acquire CitiStreet, a leading retirement plan and benefit service and administration organisation in the US defined contribution marketplace. ING will acquire 100 percent of CitiStreet for a total consideration of EUR 570 million. The combined operations will make ING the third-largest defined contribution business in the US based on assets under management and assets under administration. On 1 July 2008, ING received final regulatory approval and completed the acquisition.
Interhyp
On 19 May 2008, ING Direct announced its plan to launch a public tender offer for Interhyp AG, Germany’s largest independent residential mortgage distributor, at EUR 64 per share, reflecting a valuation of the company at EUR 416 million. On 14 July 2008, ING Direct announced it had received regulatory approval. On 30 July, ING Direct announced that approximately 90% of Interhyp shares were tendered, giving it a controlling stake in the company. The transaction will be booked in 3Q2008.
Mexican insurance business
On 22 July 2008, ING announced it had received regulatory approval and completed the sale of part of its Mexican business, Seguros ING SA de CV and subsidiaries, to AXA as announced on 12 February 2008, for a total consideration of EUR 950 million (USD 1.5 billion). The sale will allow ING to focus on growing its existing Mexican pension (Afore) and annuities businesses. The capital gain will be in a range of EUR 150 to EUR 200 million and will be booked in 3Q2008.
Chile health business
Consistent with its increasing focus on wealth management, ING completed the sale of its health business in Chile, ING Salud, to Said Group and Linzor Capital Partners on 10 January 2008. The sale resulted in a net capital gain of EUR 62 million in 1Q2008.
Latin American pension business
On 17 January 2008, ING closed the final transaction to acquire 100 percent of Banco Santander’s pension and annuity businesses in Mexico, Chile, Colombia, Uruguay and Argentina. On 27 July and on 14 November 2007, ING signed agreements with Banco Santander to acquire these five mandatory pension fund management companies and an annuity company in Argentina for a total consideration of EUR 1.1 billion.
The initial accounting for the fair value of the net assets of certain companies acquired within the last 12 months has been determined only provisionally at 30 June 2008. Also, the analysis of the contributory factors relating to goodwill will only be determined once the final values have been determined. The initial accounting shall be completed within a year of acquisition in accordance with IFRS 3 and the policies, procedures and risk management of the companies acquired shall be brought in line with ING accordingly.

INTERIM
4.5.8 Issuances, repurchases and repayment of debt and equity securities in issue
Preference shares A
On 5 March 2008, ING announced the tender offer for the six million issued and outstanding (depositary receipts of) preference shares A of ING Groep N.V., with a nominal value of EUR 1.20 each. The purchase price for each share offered in accordance with the tender offer is EUR 3.60, or EUR 22 million in total. The purchase has no significant impact on ING Group’s earnings or key ratios. All preference shares A not held by ING will be cancelled.
ING Perpetuals IV
On 3 April 2008, ING announced that it intends to issue euro-denominated perpetual subordinated bonds, called ING Perpetuals IV. On 10 April, ING announced it had raised EUR 1.5 billion; the coupon rate was fixed at 8% with issue price par. ING has submitted an application for the ING Perpetuals IV to be traded on Euronext Amsterdam by NYSE Euronext. The issue qualifies as hybrid Tier-1 capital for ING Group, and the proceeds from the sale will be used to finance organic growth.
Buyback
On 23 May 2008, ING announced it had completed the share buyback programme started in June 2007. Under the programme ING has repurchased 183 million ordinary shares in the market for a total consideration of EUR 4.9 billion. The average purchase price for the total programme was EUR 26.77.
INTERIM
4.5.9 Market developments
In the first 6 months of 2008 the total expense recognised in the profit and loss relating to the ongoing credit and liquidity crisis was EUR 140 million (EUR 80 million in the first quarter, EUR 60 million in the second quarter). This amount relates to exposures to pressurised asset classes and leveraged finance, as well as monoline insurers and investments in Structured Investment Vehicles (SIVs) and Asset-Backed Commercial Paper. Furthermore ING recognised in the second quarter EUR -398 million and in the first quarter EUR -3,627 million directly in equity relating to the pre-tax revaluation of pressurised asset classes. Disclosure on Special Purpose Entities is provided in Note 27 in the 2007 Annual Report; no material changes occurred in the first 6 months of 2008.

4.6 Review report
To the Shareholders, the Supervisory Board and the Executive Board of ING Groep N.V.
REVIEW REPORT
Introduction

We have reviewed the accompanying condensed consolidated balance sheet of ING Groep N.V. (the ‘Company’), Amsterdam, as at 30 June 2008, the related condensed consolidated profit and loss account for the three-month period and the six-month period then ended, and the related condensed consolidated statement of cash flows and statement of changes in equity for the six-month period then ended and explanatory notes. Management of the Company is responsible for the preparation and presentation of these condensed consolidated interim accounts in accordance with International Financial Reporting Standards as adopted by the European Union (‘IAS 34’). Our responsibility is to express a conclusion on these condensed consolidated interim accounts based on our review.
Scope of Review

We conducted our review in accordance with Dutch law, including Standard 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim accounts are not prepared, in all material respects, in accordance with IAS 34.
Amsterdam, 13 August 2008
for Ernst & Young Accountants
C.B. Boogaart